Mail Stop 4561					  June 30, 2006

By U.S. Mail and facsimile to (312) 558-5700

Steven E. Zuccarini
Chief Executive Officer
Innerworkings, Inc.
600 West Chicago Avenue - Suite 850
Chicago, Illinois  60610

      Re:      Innerworkings, Inc.
      Amendment Number One to Registration Statement on Form S-1
      Filed on June 19, 2006
                        File Number 333-133950

Dear Mr. Zuccarini:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment number 2; however, you use type size for financial information that is smaller than the rest of the prospectus. Please refer to your disclosure on capitalization on page 20. Please revise here and throughout the prospectus.

Summary Consolidated Financial and Other Data, page 7
Selected Consolidated Financial and Other Data, page 23
2. We note from your response to our prior comment 6 that you have revised footnote (2) to detail the adjustments included in the pro forma earnings per share. It is not clear from your disclosure however, if you intend to make an adjustment for the effects of paying off debt with proceeds from the offering in the pro forma earnings per share calculations. The actual number of shares outstanding should be adjusted for the number of shares to be sold to the extent that the proceeds therefrom are required to liquidate that debt and net income should be adjusted to give effect to the elimination of interest expense on the debt to be liquidated, less the related income tax effect. Please revise your disclosure accordingly.

 Capitalization, page 20
3. We note your disclosure that the stock split is included in the table on a pro forma basis. Please revise your disclosures and ensure that that the stock split affects only the actual column, since the stock split should be retroactively reflected in your historical financial statements and related disclosures for all periods presented.
4. Please tell us and clarify in your capitalization disclosures the nature of the recapitalization of your outstanding shares of capital stock, including identification of each series of stock that will be converted into common shares.

Consolidated Statements of Income
Note 9. Earnings per Share
5. We note from your response to our prior comment 27 that you have revised your earnings per share calculation and disclosed the detail of the calculation in Note 9 to the financial statements. Please explain to us how you calculated or determined the $683,075 adjustment related to preferred stock dividends. Under the pro forma assumption that the preferred shares had been converted at the beginning of 2005, we would expect pro forma EPS to be calculated by adjusting net income applicable to common shareholders by the entire
$761,825 of preferred dividends declared in 2005. Please advise or revise your disclosure accordingly.

Consolidated Statements of Members` Equity
6. We note from your response to our prior comment 28 that you believe the 969,000 Class A shares issued in 2003 had minimal value and therefore you did not allocate any portion of the purchase price
for the Series C units to the Class A shares or record any compensation expense related to the Class A shares. Please explain to us how you determined that the Class A common shares issued had
a
minimal fair value.  Include in your response any appraisals made
or
cash transactions with third parties occurring prior to or close to
the time of issuance of the shares.  Also, as previously
requested,
please explain how you accounted for the 13,000,000 shares issued for
IWG and for each of the transactions resulting in an issuance of
969,000 shares issued in 2003.   We may have further comment upon
review of your response.

Note 10. Unit Option Plan
7. We note from your response to our prior comment 31 that you may grant options to purchase up to 30,000 shares of common stock in connection with the planned public offering. Please revise MD&A to disclose this expected grant of options and include the estimated amount of expense that will be recognized in connection with the option grants.
8. We note from your response to our prior comment 32 that you revised MD&A to include a discussion of the number of options outstanding as of the latest balance sheet date presented. Please revise to also include disclosure of the intrinsic value of those options that are vested and unvested, based on the expected initial public offering price. Also, we note that you have provided us with a discussion of the significant factors, assumptions and methodologies used in determining fair value and the significant factors contributing to a difference between fair values. Please provide us with the significant assumptions (rate of return, future cash flows, forecasted revenue and profit, discount for lack of marketability etc.) used by management for valuing the options issued during 2005 using the "income approach." Additionally, as previously requested, please revise MD&A to include a discussion of the significant factors, assumptions and methodologies used in determining fair value for the options granted in 2005 that were valued without a contemporaneous valuation. Also, include a discussion in MD&A regarding each significant factor that contributed to the difference between the fair value as of the date of each grant and the estimated expected public offering price. Refer to the guidance outlined in paragraphs 179 through 182 of the AICPA`s Audit and Accounting Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" and to the disclosure requirements outlined in paragraph 41 of SFAS No.128. We may have further comment upon receipt of your response.
9. Supplementally tell us your basis for applying a discount to the assumed fair market value of your stock for purposes of determining compensation expense. Generally, unless justified by the specific circumstances of your business, little or no discount should be applied for, among other things, lack of marketability of the shares.

Interim Statements for the quarter ended March 31, 2006

Note 3. Series E Preferred Shares
10. We note from your response to our prior comment 44 that the Series E Preferred Shares have redemption provisions and conversion terms other than upon a firmly underwritten public offering.
Please
revise Note 3 to include the nature of these redemption provisions and conversion terms.

Note 8. Subsequent Events

- 2006 Stock Option Grants
11. We note from your response to our prior comment 14 that you revised your disclosure in the Critical Accounting Policies section of MD&A to remove the reference to the "equity method" in discussing your valuation of the option grants. Please make the same revision to Note 8 where you state that you calculate the expense under the equity method based on the Black-Scholes value of the option at the time of grant.

Other
12. Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.
13. Please include currently dated consents of your independent registered accountants in any amendments to your Form S-1 registration statement.


      *			*			*			*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Claire L. Erlanger at (202) 551-3301 or
Lynwood
F. Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any other questions.


Sincerely,



Mark S. Webb

Legal Branch Chief

cc:	Matthew F. Bergmann, Esq.
	Winston & Strawn LLP
	35 West Wacker Drive
	Chicago, Illinois 60601